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                                                               EXHIBIT 99(c)(17)

                                February 19, 1999



Mr. Richard Larsen
67 Mountain View Road
Fairfax, California  94930

Dear Rick:

We write to welcome Oacis Healthcare Systems ("Oacis") to the Science Applications International Corporation ("SAIC") corporate family. This letter also will confirm (i) your 1999 salary, guaranteed bonus and employee benefits as an Oacis employee and (ii) a special retention package granted to you in connection with SAIC's acquisition of Oacis.

A. 1999 COMPENSATION AND BENEFITS. The basic components of your 1999 compensation package will be:

     1. A base salary of $140,000, payable bi-weekly on SAIC's normal payroll dates.

     2. A company bonus of $28,000, which will be earned ratably on a monthly basis following the closing of the acquisition ("Closing") and will be paid in cash as soon as practicable following the end of SAIC's fiscal year ending in January, 2000 ("Fiscal Year 2000"). Full credit will be given under these plans for prior service with Oacis and predecessor companies.
                                                            [handwritten note:]
                                                            Full credit will be
                                                            given under these
                                                            plans for prior
                                                            service with Oacis
                                                            and predecessor
                                                            companies.

(Circled) 3.       All vacation, insurance, retirement and other
                   benefits generally available to similarly situated employees of SAIC's Health Solutions Group.

B.   SPECIAL RETENTION PACKAGE.  Your special retention award will include:

     1. A sign-on bonus of $30,000, which will be paid in cash as soon as practicable following the Closing.

     2.            A stay-in-place bonus of either:

                   (a) $45,000, which will be paid in
                       shares of SAIC's Class A Common
                       Stock ("SAIC Stock") vesting over
                       four years ("Vesting Shares"). These
                       Vesting Shares will be awarded as
                       soon as practicable following the
                       Closing, and the number of Vesting
                       Shares awarded to you will be


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                       determined by reference to the
                       formula price for SAIC Stock (as
                       determined by SAIC's Board of
                       Directors) in effect on the date of
                       the award (the "Formula Price").
                       Such Vesting Shares will be awarded
                       in accordance with SAIC's 1984 Bonus
                       Compensation Plan, as amended, and
                       shall be subject to SAIC's standard
                       form of Bonus Compensation Stock
                       Restriction Agreement, which will be
                       forwarded to you under separate
                       cover,

                       OR

(Circled) (b)          $30,000, which will be paid in cash
                       on the first anniversary of the
                       Closing.

     3. An award of options to purchase 2,005 shares of SAIC Stock which will vest over four years ("Vesting Options"). Your Vesting Options will be granted as soon as practicable following the Closing, and the exercise price with respect to the Vesting Options shall be the Formula Price in effect on the date of grant. Your Vesting Options will be granted (subject to the approval of SAIC's Stock Option Committee) in accordance with SAIC's 1998 Stock
          Option Plan, as amended, and shall be subject to SAIC's standard form of Non-Qualified Stock Option Agreement and Confirmation, which will be forwarded to you under separate cover.

     4. A performance award of Vesting Shares with a value of $45,000, provided that, for the period beginning April 1, 1999, and ending January 31, 2000, Oacis achieves at least (i) $30 million in gross operating revenue and (ii) $1.5 million of earnings before interest, taxes and acquisition costs. These Vesting Shares (if earned) will be awarded within 60 days following the end of SAIC's Fiscal
          Year 2000, and the number of Vesting Shares awarded will be determined by reference to the Formula Price in effect on the date of award.

               The Vesting Shares and Vesting Options described above will vest 20% on the first, second and third anniversaries of the date of award, and 40% on the fourth anniversary of the date of award.

               You acknowledge and agree that your employment by Oacis or SAIC (if applicable) is "at will" and that such employment may be terminated at any time, with or without cause, subject only to the right to receive severance payments


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pursuant to that certain Executive Severance Benefits Agreement between you and
Oacis ("Severance Agreement").

               The special retention package described in Section B above will be conditioned upon your execution and return of SAIC's Non-Solicitation Agreement, a copy of which is enclosed herewith. Moreover, by accepting the benefits described herein, (i) you waive any right to assert a "Covered Termination" as described in Section 5.6(c) of the Severance Agreement and (ii) you acknowledge that the establishment of dual reporting relationships (pursuant to which you or your subordinates also will report to SAIC counterparts) which does not result in any actual material diminution in your duties or responsibilities shall not constitute a "Covered Termination" pursuant to
Section 5.6(a) of the Severance Agreement. You further acknowledge and agree that (x) the bonus payments and awards described in Section B above are extraordinary and are not anticipated to be recurring, and (y) that for future years, your "company bonus" will not be guaranteed, but will be merit based.

               We look forward to your joining SAIC.

                                              Very truly yours,

                                              SCIENCE APPLICATIONS
                                              INTERNATIONAL CORPORATION



                                              By: /s/ Kevin A Werner
                                                -------------------------------

Acknowledged and Agreed


By: /s/ Richard Larsen
   --------------------------
        Richard Larsen




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